MAIL STOP 3561

      May 11, 2006

Mr. Matty Karp, Chairman
Israel Growth Partners Acquisition Corp.
Ziv Towers, Building D
24 Raoul Wallenberg St.
Tel-Aviv 69719
Israel

Re:	Israel Growth Partners Acquisition Corp.
		Amendment No. 4 to Registration Statement on Form S-1
      Filed April 24, 2006
		File No. 333-128355

Dear Mr. Karp:
      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments.

General
1. We note the requirements in Section 281(b) of Delaware General Corporation Law that a dissolved corporation which has not followed the procedures in Section 280 shall adopt a plan of distribution to
which the dissolved corporation "(i) shall pay or make reasonable provision to pay all claims and obligations ... (ii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for any claim against the corporation which is the subject of a pending action, suit or proceeding to which the corporation is a party and (iii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for claims
that have not been made known to the corporation ..., are likely to
arise or to become known to the corporation ... within 10 years after
the date of dissolution."  Please provide us with a legal analysis as
to how the company will comply with Sections 280 or 281(b) and disclose in the prospectus the procedures that the company will undertake to comply. Also, revise the disclosure throughout the prospectus to include the effect that this provision will have upon the stockholders` rights to receive their portion of the trust in the
event of liquidation.  In addition, please include a discussion as to
how the funds held in trust could be subject to a bankruptcy proceeding by the company. We may have further comment.
2. We note the disclosure in risk factor seven that your executive officers have agreed that they will be personally liable "to ensure that the proceeds in the trust fund are not reduced by the claims, if
any, of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us, or by any target business, ...; provided, however, that such liability shall not extend to claims of target businesses brought under Israeli law
or in Israeli courts."   We also note your disclosure in risk
factor
thirty five that "none of our officers or directors has consented to
service of process in the United States or to the jurisdiction of any
United States Court ... Accordingly, if a judgment is obtained against the trust fund, we may not be able to enforce our indemnity rights against our executive officers." It appears that these individuals have only agreed to a very limited indemnification and there is absolutely no assurance that the officers will satisfy their indemnification obligations.  Revise to clearly state, throughout the
prospectus, all circumstances whereby these individuals will be personally liable. In addition, please clarify the indemnification against claims by a target business when the indemnification agreements specifically exempt claims of a target business brought under Israeli law or in Israeli courts. Clearly describe throughout the prospectus the potential risk that a portion of the funds held in
trust could be subject to third party claims.
3. We note the disclosure throughout your registration statement that
the initial per share distribution price for shareholders will be $5.05. Please clarify every time you discuss the $5.05 distribution price that the distribution received could be substantially less than
$5.05 per share.   Please expand to address the lack of assurance
that executive officers will be able to satisfy their indemnification obligations and the potential effect of Section 281(b) of Delaware General Corporation Law.
4. Please disclose all steps the company has taken to confirm that executive officers have funds sufficient to satisfy their obligations with respect to ensuring the trust account is not depleted.
5. We note your statement that "our certificate of incorporation, as amended, provides for mandatory liquidation if we do not complete a business combination within 18 months after the completion of this offering, or within 24 months if the extension criteria described below have been satisfied. In such event, we will distribute to all of our Class B stockholders, in proportion to the number of Class B shares held by each stockholder, an aggregate sum equal to the amount in the trust fund, inclusive of any interest. Our remaining net assets, if any, will be distributed to the holders of our common stock. Holders of our common stock will not be entitled to receive any of the proceeds held in the trust fund." Please revise to address in detail the steps the company will take to cause a corporate dissolution and liquidation. Specifically address whether a shareholder vote and approval is required under Delaware law to dissolve the corporation. We may have further comment.
6. We note your statement that "[w]e will promptly distribute only to our Class B stockholders the amount in our trust fund (initially $5.05 per share, plus the per share amount of interest earned on the trust fund), including any accrued interest, if we do not effect a business combination within 18 months after consummation of this offering (or within 24 months from the consummation of this offering if a letter of intent, agreement in principle or definitive agreement has been executed within 18 months after consummation of this offering and the business combination has not been consummated within such 18 month period)." Please advise us whether the company has any obligation to hold onto the money in the trust fund for a period of time to meet any obligations of the company`s creditors.
Closing Statements

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett at (202) 551-3389 with any other questions.

      Sincerely,



      John Reynolds
      Assistant Director


cc:	Robert J. Mittman
	Fax: (212) 885-5001
Mr. Matty Karp, Chairman
Israel Growth Partners Acquisition Corp.
May 11, 2006
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